United States securities and exchange commission logo





                          August 27, 2020

       Alex Ovadia
       Chief Executive Officer
       Check-Cap Ltd.
       Check-Cap Building
       29 Abba Hushi Avenue
       P.O. Box 1271
       Isfiya, 3009000, Israel

                                                        Re: Check-Cap Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed August 20,
2020
                                                            File No. 333-248200

       Dear Mr. Ovadia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gary Emmanuel, Esq.